DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	March 31,	December 31,
	2021	2020[1]
	$	$
Assets
Current assets:
Cash and cash equivalents	217,384	219,658
Trade and other receivables (Note 5)	14,278	15,690
Prepaids and deposits	7,054	2,942
Net investment in finance lease	100	99
Contract acquisition costs, net	1,553	1,345
	240,369	239,734
Non-current assets:
Contract acquisition costs, net	1,584	1,456
Net investment in finance lease	257	270
Right-of-use asset, net (Note 6)	2,851	2,798
Property and equipment, net (Note 7)	2,260	2,290
Intangible assets, net (Note 8)	1,908	2,096
Goodwill (Note 9)	5,485	5,600
	254,714	254,244

Liabilities
Current liabilities:
Trade and other payables	17,270	16,121
Deferred revenue	30,688	28,331
Contingent consideration (Note 4)	467	—
Lease obligations (Note 6)	1,327	1,260
Borrowings	8	15
	49,760	45,727
Non-current liabilities:
Contingent consideration (Note 4)	2,181	2,630
Lease obligations (Note 6)	2,533	2,544
Employee benefit obligations	2,396	2,330
Deferred tax liability	587	707
	57,457	53,938

Shareholders’ equity
Share capital (Note 11)	264,500	264,357
Contributed surplus	2,875	2,537
Accumulated other comprehensive income	3,813	1,699
Deficit	(73,931)	(68,287)
Total equity	197,257	200,306
	254,714	254,244

1 Please refer to Note 3 for retrospective change of accounting policy.
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE LOSS
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2021	2020
	$	$
Revenue (Note 14)	21,742	13,530
Cost of revenue (Note 15)	3,864	2,833
Gross profit	17,878	10,697

Operating expenses
General and administrative (Note 16)	7,437	4,293
Sales and marketing (Note 16)	9,119	5,885
Research and development (Note 16)	4,143	2,908
Share-based compensation (Note 12)	378	370
Foreign exchange loss (gain)	1,951	(3,714)
Depreciation and amortization (Note 6, 7 and 8)	474	238
	23,502	9,980
Operating (loss) income	(5,624)	717

Finance income, net (Note 10)	(2)	(83)
Other income	(21)	(19)
(Loss) income before income taxes	(5,601)	819

Income tax expense	43	76

Net (loss) income for the periods	(5,644)	743

Other comprehensive (income) loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(2,114)	3,342

Comprehensive loss	(3,530)	(2,599)

(Loss) income per share - basic	(0.17)	0.03
(Loss) income per share - diluted	(0.17)	0.03
Weighted average number of common shares outstanding - basic (Note 13)	32,781,080	28,530,300
Weighted average number of common shares outstanding - diluted (Note 13)	32,781,080	29,556,808

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Common shares		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit		Total
	#	$	$	$	$		$

Balance, December 31, 2019	28,454,200	89,745	1,102	805	(60,271)		31,381
Exercise of stock options	16,100	48	(19)	—	—		29
Share-based compensation	—	—	370	—	—		370
Comprehensive loss	—	—	—	(3,342)	743		(2,599)
Balance, March 31, 2020	28,470,300	89,793	1,453	(2,537)	(59,528)		29,181

Balance, December 31, 2020 (Note 3)	32,630,536	264,357	2,537	1,699	(68,287)	0	200,306
Exercise of stock options (Note 11)	62,388	143	(40)	—	—		103
Share-based compensation (Note 12)	—	—	378	—	—		378
Comprehensive loss	—	—	—	2,114	(5,644)		(3,530)
Balance, March 31, 2021	32,692,924	264,500	2,875	3,813	(73,931)		197,257
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Three months ended March 31,
	2021	2020
	$	$
Cash flows (used in) from operating activities
Net (loss) income	(5,644)	743
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	474	238
Share-based compensation	378	370
Unrealized foreign exchange loss (gain)	1,694	(3,813)
Deferred tax recovery	(105)	—
Finance (income) expense	(2)	92
Changes in non-cash working capital items:
Trade and other receivables	1,260	(3,715)
Prepaids and deposits	(4,177)	(361)
Contract acquisition costs	(349)	(343)
Trade and other payables	1,519	378
Employee benefit obligations	172	102
Deferred revenue	2,597	3,765
Cash used in operating activities	(2,183)	(2,544)

Cash flows used in investing activities
Purchase of property and equipment	(171)	(163)
Cash used in investing activities	(171)	(163)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	25	22
Repayment of lease obligation	(308)	(218)
Interest received (paid)	90	—
Proceeds from exercise of stock options	103	29
Repayment of borrowings	(7)	(6)
Cash used in financing activities	(97)	(173)

Net change in cash and cash equivalents during the period	(2,451)	(2,880)
Effect of foreign exchange on cash and cash equivalents	177	(227)
Cash and cash equivalents, beginning of the period	219,658	46,278
Cash and cash equivalents, end of the period	217,384	43,171

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, M5V 1R9, Canada.

The Company's shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (the “Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The impact of the novel coronavirus (“COVID-19”) pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact.

In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America. All of our offices are currently closed with employees working remotely. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage March 31, 2021	Ownership percentage December 31, 2020
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée[1] (“Docebo France”)	France	100	100
Docebo DACH GmbH[2] (“Docebo Germany”)	Germany	100	—

1 On March 18, 2021 forMetris Société par Actions Simplifiée (“forMetris”) changed its name to Docebo France Société par Actions Simplifiée.

2 On March 23, 2021 the Company incorporated a new subsidiary, Docebo Germany.

2	Basis of preparation

Statement of compliance

These unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2020. These unaudited condensed consolidated interim financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)
These financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 12, 2021.

Use of estimates, judgments and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

3	Summary of significant accounting policies

In preparing these financial statements, the significant accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020, except as described below.

Change in accounting policy

In March 2021, the International Financial Reporting Interpretations Committee ("IFRIC") finalized an agenda decision which clarified the customer's accounting for configuration and customization in a cloud computing arrangement. As a result of this decision, in Q1 2021, the Company changed its accounting policy for costs incurred for cloud computing arrangements with retrospective application. As a result of the change, intangible assets of $362 were derecognized as of December 31, 2020 with the offset recorded as an increase to opening deficit. There was no impact to Q1 2020 as a result of this change. The impact of the change for the year ended December 31, 2020 was an increase to research and development costs of $384 and a decrease in depreciation and amortization expense of $22. The impact on net loss for the year ended December 31, 2020 was an increase of $362.

4	Business combination

On October 30, 2020, Docebo acquired all of the issued and outstanding shares of forMetris, a leading SaaS-based learning impact evaluation platform based in Paris, France. Total consideration of $6,417, which includes the estimated amounts of contingent consideration, consisted of $2,624 cash paid on the closing date and the issuance of 29,024 Common Shares of the Company for consideration of $1,163, at a fair value of C$53.38 per share at the closing date, which is based on the quoted price of the Common Shares on the Toronto Stock Exchange on the closing date. The fair value of the contingent consideration of $2,630 (maximum undiscounted payable of $2,803) is payable contingent on the performance of agreed revenue milestones in each of the next three years. In addition, compensation expense is being recorded for one employee of the acquiree who is entitled to payments of up to $2,447 over the next three years based on the achievement of both yearly performance milestones and continued employment. The contingent consideration and the employee compensation expense installments are to be paid by a combination of 20% in cash and 80% in shares of the Company (subject to any required regulatory approvals).

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)
at fair value. The allocation of the purchase price to assets acquired and liabilities assumed was based on management's best estimates of the fair values as at October 30, 2020. As at March 31, 2021, the Company finalized the fair value of the assets acquired and liabilities assumed at the acquisition date which led to a revised assessment of trade and other payables resulting in a reduction of $102 to goodwill compared to the previously estimated amounts reported in the 2020 financial statements.

The following table summarizes the allocations of the consideration paid and the amounts of fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	174
Trade and other receivables	763
Prepaid expenses and other current assets	61
998
Non-current assets:
Property and equipment, net	—
Right-of-use asset, net	194
Customer relationships	1,458
Technology	548
Trade name and trademarks	47
Goodwill	5,461
Other non-current assets	71
Total assets	8,777

Liabilities
Current liabilities:
Trade and other payables	857
Deferred revenue	700
Finance lease liability	140
1,697
Non-current liabilities:
Finance lease liability	54
Borrowings	278
Deferred tax liability	331
Total liabilities	2,360
Fair value of net assets acquired	6,417

Paid in Common Shares of the Company	1,163
Paid in cash	2,624
Contingent consideration	2,630
Total purchase consideration	6,417

Goodwill arising on the acquisition reflects the benefits attributable to synergies, revenue growth, future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income taxes.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)

Contingent consideration comprises earn-out payments due to sellers for meeting certain revenue conditions over the three years following the date of acquisition. The fair value of the contingent consideration was calculated using discounted cash flows and was $2,630 as at the date of acquisition. The fair value of the contingent consideration as at March 31, 2021 was $2,648 (December 31, 2020 - $2,630); $467 (December 31, 2020 - nil) will be paid in the first quarter of 2022 if the acquiree achieves its performance milestones for the fiscal year 2021. The Company incurred $18 of interest accretion in relation to the contingent consideration for the three months ended March 31, 2021.

5	Trade and other receivables

The Company’s trade and other receivables as at March 31, 2021 and December 31, 2020 include the following:

	2021	2020
	$	$
Trade receivables	12,468	12,660
Unbilled trade receivables	239	706
Tax credits receivable	1,568	1,678
Other receivables	3	646
	14,278	15,690

Included in trade receivables is a loss allowance of $1,256 for the three months ended March 31, 2021 and $1,146 for the year ended December 31, 2020.

6	Leases
The Company's right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2020	3,861	297	4,158
Additions	330	—	330
Effects of foreign exchange	(46)	(13)	(59)
Balance – March 31, 2021	4,145	284	4,429

Accumulated amortization
Balance – December 31, 2020	1,190	170	1,360
Amortization	217	19	236
Effects of foreign exchange	(10)	(8)	(18)
Balance – March 31, 2021	1,397	181	1,578

Carrying value
Net balance – December 31, 2020	2,671	127	2,798
Net balance – March 31, 2021	2,748	103	2,851

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)
The Company's lease obligations are as follows:

2021
$
Balance – December 31, 2020	3,804
Additions	330
Interest accretion	85
Lease repayments	(308)
Effects of foreign exchange	(51)
Balance – March 31, 2021	3,860

Current	1,327
Non-current	2,533
3,860

Expenses incurred for the three months ended March 31, 2021 and 2020 relating to short-term leases and leases of low-value assets were $67 and $44, respectively.

7	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2020	1,078	1,856	393	3,327
Additions	127	44	—	171
Effects of foreign exchange	(28)	(42)	(18)	(88)
Balance – March 31, 2021	1,177	1,858	375	3,410

Accumulated depreciation
Balance – December 31, 2020	526	432	79	1,037
Depreciation	63	75	5	143
Effects of foreign exchange	(15)	(9)	(6)	(30)
Balance – March 31, 2021	574	498	78	1,150

Carrying value
Balance – December 31, 2020	552	1,424	314	2,290
Balance – March 31, 2021	603	1,360	297	2,260

8	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2020 (Note 3)	1,534	577	50	2,161
Additions	—	—	—	—
Effects of foreign exchange	(69)	(26)	(2)	(97)
Balance – March 31, 2021	1,465	551	48	2,064

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)

	Acquired
	Customer relationships	Technology	Trademarks	Total

Accumulated amortization
Balance – December 31, 2020 (Note 3)	43	19	3	65
Amortization	62	28	5	95
Effects of foreign exchange	(3)	(1)	—	(4)
Balance – March 31, 2021	102	46	8	156

Carrying value
Balance – December 31, 2020 (Note 3)	1,491	558	47	2,096
Balance – March 31, 2021	1,363	505	40	1,908

9	Goodwill

$
Balance – December 31, 2019	—
Additions	5,563
Effects of foreign exchange	37
Balance – December 31, 2020	5,600
Adjustments (Note 4)	(102)
Effects of foreign exchange	(13)
Balance – March 31, 2021	5,485

10	Borrowings

Credit Facility

On July 25, 2019, the Company secured a committed revolving term credit facility (the “Credit Facility”) from the Toronto-Dominion Bank. Upon the closing of initial public offering on October 8, 2019, the commitment was increased to $15,000. The amount available to be drawn under the Credit Facility from time to time is equal to the lesser of (i) the commitment and (ii) an amount equal to the trailing one-month consolidated recurring revenue of the Company (“MRR”) multiplied by six multiplied by the trailing twelve month gross retention rate percentage on MRR (which rate shall not exceed 100%), minus the amount of any statutory prior claims then in existence. The Credit Facility will mature on July 25, 2022 (the “Maturity Date”). The Maturity Date may be extended for an additional 364 days, at the discretion of the lender, upon the Company providing written notice to the lender requesting such an extension. Interest on the drawn facility is set at LIBOR plus 2.75%. The standby fee on the undrawn balance is 0.50%.

As at March 31, 2021 and December 31, 2020 no balance has been drawn.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)
Net finance income

Net finance income for the three months ended March 31, 2021 and 2020 is comprised of:

	2021	2020
	$	$
Interest on contingent consideration	18	—
Interest on lease obligations	85	80
Interest on credit facility	12	12
Interest income	(117)	(164)
Bank fees and other	—	(11)
	(2)	(83)

11	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
Balance – December 31, 2019	28,454,200	89,745
Stock option exercise	191,429	342
IPO share issuance (i)	500,000	18,106
DSU release	5,883	86
forMetris acquisition (ii)	29,024	1,163
IPO share issuance (iii)	3,450,000	154,915
Balance – December 31, 2020	32,630,536	264,357
Stock option exercise	62,388	143
Balance – March 31, 2021	32,692,924	264,500

(i)    On August 27, 2020, the Company completed a bought deal offering comprised of 500,000 common shares issued from treasury and offered by the Company for gross proceeds of $19,029 (C$25,000). Share issuance costs for the Company amounted to $923 resulting in net proceeds of $18,106.

(ii)    On October 30, 2020, the Company acquired all of the issued and outstanding shares of forMetris for total consideration of $6,417 (Note 4). Consideration included the issuance of 29,024 common shares to the vendors of forMetris for consideration of $1,163. The measurement of the shares consideration was determined as the fair value of the shares of $40.07 (C$53.38) per share at the closing date.

(iii)    On December 7, 2020, the Company completed an IPO in the United States and concurrently listed its common shares on the Nasdaq Global Select Market and issued 3,450,000 common shares for a total gross consideration of $165,600. Share issuance costs amounted to $10,685 resulting in net proceeds of $154,915.

12	Share-based compensation

The Company has four components within its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). Share-based compensation expense for the three months ended March 31, 2021 was $378 (2020 - $370). The expense associated with each component is as follows for the three months ended March 31:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)

	2021	2020
	$	$
Stock options	262	262
DSUs	116	108
	378	370

There were no RSUs or PSUs issued and outstanding for the three months ended March 31, 2021 and 2020.

The changes in the number of stock options during the three months ended March 31, 2021 and 2020 were as follows:

	2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – December 31	1,516,641	6.73	1,692,347	5.41
Options granted	156,543	50.35	40,218	11.06
Options forfeited	—	—	(38,385)	9.51
Options exercised	(62,388)	1.85	(16,100)	2.26

Options outstanding – March 31	1,610,796	11.16	1,678,080	5.48
Options exercisable – March 31	897,676	2.74	963,600	1.27

The following table is a summary of the Company’s share options outstanding as at March 31, 2021:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.001 - 1.09	840,418	6.09	0.001 - 1.09	752,018
8.86 - 11.06	215,120	9.72	8.86 - 11.06	79,264
15.79 - 16.00	373,883	8.53	15.79 - 16.00	66,394
26.43 - 64.19	181,375	9.94	26.43 - 64.19	—
	1,610,796	7.57		897,676

The following table is a summary of the Company’s share options outstanding as at March 31, 2020:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	1,067,800	5.94	0.0001 - 1.09	927,200
8.86 - 11.06	221,818	10.69	8.86 - 11.06	36,400
15.79 - 16.00	388,462	9.54	15.79 - 16.00	—
	1,678,080	8.02		963,600

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)
DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2019	36,250
Granted (at C$26.43 per unit)	15,833
Released (at C$16.00 - 45.54 per unit)	(5,883)
Forfeited (at C$38.87 per unit)	(2,058)
DSUs – December 31, 2020	44,142
Granted (at C$53.03 - 77.47 per unit)	2,730
DSUs - March 31, 2021	46,872

13	Loss per share
The following table summarizes the calculation of the weighted average number of basic and diluted common shares:

	2021	2020
	#	#
Weighted average number of basic Common Shares	32,781,080	28,530,300
Share options	—	990,258
DSUs	—	36,250
Weighted average number of diluted Common Shares	32,781,080	29,556,808

The Company has two categories of potentially dilutive securities: share options and DSUs. All potentially dilutive securities have been excluded from the calculation of diluted loss per share as of March 31, 2021 given the Company is in a net loss position during the period. Including the dilutive securities would be anti-dilutive; therefore, basic and diluted number of shares used in the calculation is the same for the three months ended March 31, 2021.

The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) as at March 31, 2021 are as follows:

2021
#
Share options	1,154,738
DSUs	46,872
1,201,610

14	Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its software-as-a-service applications (“SaaS”), and professional services revenue, which includes services such as initial implementation, project management, and training.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)
The following table represents disaggregation of revenue for the three months ended March 31:

	2021	2020
	$	$
Subscription revenue	19,775	12,198
Professional services	1,967	1,332
	21,742	13,530

15	Cost of revenue

The following table represents cost of revenue for the three months ended March 31:

	2021	2020
	$	$
Employee wages and benefits	2,785	1,855
Web hosting fees	711	690
Partner fees	155	158
Other	213	130
	3,864	2,833

16	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, for the three months ended March 31, 2021 was $14,940 (2020 - $9,392).
Employee compensation costs were included in the following expenses for the three months ended March 31:

	2021	2020
	$	$
Cost of revenue	2,785	1,855
General and administrative	2,295	1,575
Sales and marketing	6,578	3,564
Research and development	3,282	2,398
	14,940	9,392

17	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly, including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and equivalent and Directors.

Compensation expense for the Company’s key management personnel for the three months ended March 31, 2021 and 2020 is as follows:

	2021	2020
	$	$
Salaries and benefits	1,005	814
Share-based compensation	227	160
	1,232	974

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2021
(expressed in thousands of US dollars, except share amounts)

18	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company's diversified customer base, there is no particular concentration of credit risk related to the Company's trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. There are no receivables from individual customers for 10% or more of revenues or receivables. Potential effects from COVID-19 on the Company's credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19's global impact.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables and borrowings approximate fair values due to the short-term nature of these items. The items being carried at fair value or the interest rates charged approximate current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Contingent consideration is classified as a Level 3 financial instrument. The valuation method and significant assumptions used to determine the fair value of the contingent consideration has been disclosed in Note 4. During the quarter, there were no transfers of amounts between levels in the fair value hierarchy.

19	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three months ended March 31, 2021 and 2020.

	2021	2020
	$	$
North America	15,222	9,614
Europe, the Middle East and Africa (“EMEA”)	6,520	3,916
	21,742	13,530